Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

August 10, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel Duchovny
Division of Corporation Finance
Office of Mergers & Acquisitions

Re:	HEMISPHERE MEDIA GROUP, INC. Amended Schedule 13E3 filed by Hemisphere Media Group, Inc. et. al. Filed July 22, 2022 File No. 005-87408

Revised Preliminary Proxy Statement
Filed July 22, 2022
File No. 001-35886

Ladies and Gentlemen:

On behalf of Hemisphere Media Group, Inc., a Delaware corporation (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated August 4, 2022 (the “Comment Letter”) relating to the above-referenced Amended Schedule 13E3 (the “Schedule 13E3”) and Revised Preliminary Proxy Statement (the “Proxy Statement” and, together with the Schedule 13E3, the “Filings”). The Registrant has revised the Filings in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission an amendment to the Schedule 13E3 (“Amendment No. 2 to the Schedule 13E3”) and a definitive proxy statement on Schedule 14A (the “Definitive Proxy Statement”) which reflect these revisions and update other information in the Filings.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Filings of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2 to the Schedule 13E3 or the Definitive Proxy Statement, as applicable. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Filings.

Securities and Exchange Commission

Division of Corporation Finance

August 10, 2022

Amended Schedule 13E-3

General

1.	We note your response to prior comment 2 and we reissue it. We note that:

•	Searchlight, not Gato, has provided an equity commitment and a a guarantee in favor of Hemisphere, and that the Searchlight entities are referred to as Equity Investors in your disclosure;
•	despite Searchlight being a limited partner, as stated in your response, initiated and conducted the negotiations on behalf of Gato;
•	while you refer to one of Searchlight director designees as a member of the audit committee, there is still another Searchlight director on the company's board;
•	the company’s resolution to establish its special committee do not make any reference to Gato, only to Searchlight; and,
•	while you state that Searchlight is not an affiliate of the company (a conclusion with which we do not necessarily agree), a determination of filing person status can be made by Searchlight's affiliation with Gato.

The Registrant was advised by Latham & Watkins, LLP, counsel to Searchlight, that:

Searchlight respectfully notes the Staff’s comment and, while it maintains that Searchlight is not an affiliate of the Registrant, Searchlight instructed the Registrant and the Registrant has revised (i) the Schedule 13E-3 to include Searchlight as a filing person and (ii) the Proxy Statement in response to the Staff’s comment. Please see the “Parties to the Mergers” section beginning on page 108 of the Definitive Proxy Statement and the “Other Important Information Regarding the Parent Entities and the Searchlight Entities” section beginning on page 138 of the Definitive Proxy Statement. Please see the cover page, the “Introduction” section beginning on page 1 and the signature pages of Amendment No. 2 to Schedule 13E-3.

Revised Preliminary Proxy Statement

Summary Term Sheet, page 1

2.	We note your response to prior comment 4 and we reissue it with respect to your revised disclosure stating that certain disclosure “may be required” in spite of your determination to include certain persons as filing persons. Thus, the revised disclosure is inappropriate.

The Registrant respectfully notes the Staff’s comment and has revised the Proxy Statement in response to the Staff’s comment. Please see the “Summary Term Sheet” section beginning on page 1 of the Definitive Proxy Statement, the “Position of the Parent Entities and the Searchlight Entities as to the Fairness of the Mergers” section beginning on page 50 of the Definitive Proxy Statement and the “Purposes and Reasons of the Parent Entities and the Searchlight Entities for the Mergers” section beginning on page 53 of the Definitive Proxy Statement.

Securities and Exchange Commission

Division of Corporation Finance

August 10, 2022

Background of the Mergers, page 17

3.	We note your response to prior comment 5. Please provide us with your analysis of whether Searchlight is a beneficial owner of the shares owned by Gato.

With respect to whether Gato may have had an obligation to file an amended Schedule 13D as its discussions and negotiations with the company progressed, we note that the disclosure in Item 4 of Gato’s existing Schedule 13D prior to the submission of an indication of interest for the company appears to be boilerplate in nature. The Staff and the Commission have, over the years, stated their views that boilerplate disclosure is not appropriate when providing Item 4 disclosure. Nevertheless, we believe an amendment to Gato’s existing Item 4 disclosure was due when that disclosure was rendered obsolete through Searchlight's and Gato’s actions throughout the negotiation of the current transactions, not solely when those negotiations reached an end and the merger agreement was executed. Additionally, we note that any such amended disclosure need not have to necessarily overstate the definitiveness of Gato’s plans as Gato would have been able to precisely describe how the then-existing disclosure had been materially superseded by events. Please provide us your analysis, along with any additional facts necessary to support your conclusion.

The Registrant was advised by Latham & Watkins, LLP, counsel to Searchlight, that:

Searchlight respectfully notes the Staff’s comment and advises the Staff that Searchlight is not the beneficial owner of the shares held of record by Gato Investment LP (“Gato”).

Gato is a Delaware limited partnership and, as is typical in such partnerships, it is controlled by its general partner, Gemini Latin Holdings, LLC (the “General Partner”). Peter Kern is the controlling person of the General Partner.

As background on Searchlight’s involvement with Gato, Searchlight independently invested in Gato in 2016 because InterMedia Partners VII, L.P. (at the time, a holder of the Registrant’s Class B shares) was at the end of the fund’s lifecycle and was seeking to provide liquidity to its limited partners. Peter Kern was the Managing Partner of InterMedia Partners VII, L.P. Searchlight notes for the Staff that neither the General Partner nor Peter Kern have any interest in, or any ability to control, directly or indirectly, Searchlight.

In connection with Searchlight’s investment, Searchlight separately negotiated the right to designate two members to the Registrant’s Board of Directors for so long as certain contingencies were met, under a Stockholders Agreement, dated as of September 6, 2016, with the Registrant, the General Partner, Kern and certain other parties (a copy of which was filed by the Registrant with the SEC on Form 8-K on September 7, 2016).

Searchlight is the sole limited partner of Gato and holds only an economic interest in Gato. Searchlight does not have any governance rights that would entitle it to exert control over Gato.

Pursuant to the Gato limited partnership agreement (a copy of which was first filed by InterMedia Partners, L.P. with the SEC on Schedule 13D on September 7, 2016), the General Partner has the exclusive authority to manage the operations and affairs of Gato, including with respect to the voting and disposition of the Registrant’s securities. Searchlight notes for sake of completeness that the powers of the General Partner are subject to certain negative consent rights in favor of Searchlight. However, none of those negative consent rights implicate or apply to the General Partner’s exclusive authority to control the voting or disposition of the Registrant’s securities.

Securities and Exchange Commission

Division of Corporation Finance

August 10, 2022

Further, pursuant to the Gato limited partnership agreement, the limited partners of Gato have no right to take part in the management or control of Gato’s business or to act for or bind Gato, including with respect to the voting or disposition of the Registrant’s securities, nor can Searchlight act to remove the General Partner absent the occurrence of a Disabling Event or Restructuring Event (each as defined in the Gato limited partnership agreement), each of which are material contingencies that are not within the control of Searchlight.

It is well settled that a limited partner is not deemed to be the beneficial owner of securities directly beneficially owned by a limited partnership, provided the limited partner has no rights to run the partnership or to demand and receive property other than cash in return for the limited partner’s contribution. This is true even where a limited partner may also be a principal of the issuer of the securities. Mgmt. Assistance, Inc. v. Edelman, 584 F. Supp. 1016, 1018-19 (S.D.N.Y. 1984). Here, as in Mgmt. Assistance, Inc., Searchlight has no rights to run the partnership and, specifically, Searchlight cannot directly or indirectly control or direct the voting or disposition of the Registrant’s securities held of record by Gato. And, for the avoidance of doubt, Searchlight has never acted or sought to act to direct the voting or disposition of the Registrant’s shares held of record by Gato. Therefore, Searchlight, even though it has principals serving on the board of the Registrant, is not the beneficial owner of the securities held of record by Gato.

The Registrant was advised by Covington & Burling LLP, counsel to Gato, that:

Gato respectfully acknowledges the Staff’s request for our analysis regarding the timing of the amendment to the Schedule 13D filed by Gato and the other reporting persons. Gato and the other reporting persons under its Schedule 13D did not have any plan or proposal that related to or would have resulted in the merger (and therefore did not have any amended plan or proposal to disclose in Item 4 of its Schedule 13D) until the execution of the definitive Merger Agreement.

The transactions contemplated by the Merger Agreement were proposed by and negotiated by Searchlight independently of Gato and the other reporting persons. Based on the complexity of the transactions that Searchlight was attempting to negotiate and finalize both with the Registrant and with Univision, Gato did not view the transactions as probable during the course of the negotiations, nor did it favor one outcome over the other. In this regard, Gato notes for the Staff that based on the market value of the Hemisphere shares the General Partner of Gato would not receive any value in respect of its carried interest in Gato under any remotely likely transaction and therefore there was no economic motivation on the part of the General Partner to seek any transaction involving Hemisphere. While Searchlight would ultimately not have been able to effect a transaction involving Gato without the acquiescence of Gato and the reporting persons, the definitive terms of such a transaction required a multiparty negotiation led by Searchlight and were not finalized until the time the Merger Agreement was executed, and Gato and the reporting persons had not determined whether they would in fact be part of the transaction until these definitive terms were finalized. Prior to the final resolution of the structure and terms of the Merger Agreement and related transactions, Searchlight periodically informed Gato of the status of negotiations, however Gato had no position as to whether any of the transactions should or should not occur.

Securities and Exchange Commission

Division of Corporation Finance

August 10, 2022

Gato did not itself participate in any negotiations with the Registrant or take any actions to promote, or otherwise in pursuit of, a merger, other than the letter agreement entered into with Searchlight concurrently with the execution of the Merger Agreement. Although the disclosure in the Schedule 13D prior to the amendment – that Gato and the other reporting persons thereunder may cause the Registrant to enter into an acquisition or merger – appears boilerplate in nature, it remained the most accurate description of the facts until Searchlight and the other parties were able to reach agreement on the terms of the Merger Agreement.

Purpose and Reasons of Hemisphere for the Mergers, page 28

4.	We reissue prior comment 11 as it related to the adoption of the financial advisors’ analyses and conclusions.

The Registrant respectfully notes the Staff’s comment and has revised the Proxy Statement in response to the Staff’s comment. Please see the “Purpose and Reasons of Hemisphere for the Mergers; Recommendation of the Hemisphere Board and the Special Committee; Fairness of the Mergers” section beginning on page 28 of the Definitive Proxy Statement.

5.	We reissue prior comment 12. Given that the company has adopted Moelis’s opinion for the purpose of complying partially with the requirements of Item 1014 of Regulation MA, and that such requirements require a fairness determination as to unaffiliated security holders, the opinion's inclusion of affiliated security holders who have different interests in the transactions than those of the unaffiliated security holders, the company must explain how it is able to make its required determination.

The Registrant respectfully notes the Staff’s comment and has revised the Proxy Statement in response to the Staff’s comment. Please see the “Purpose and Reasons of Hemisphere for the Mergers; Recommendation of the Hemisphere Board and the Special Committee; Fairness of the Mergers” section beginning on page 28 of the Definitive Proxy Statement.

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Securities and Exchange Commission

Division of Corporation Finance

August 10, 2022

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3105.

Sincerely,

/s/ Jeffrey D. Marell
Jeffrey D. Marell

cc:	Hemisphere Media Group, Inc.
Alex Tolston